McDermott Will & Emery LLP

227 West Monroe Street, 4700

Chicago, Illinois 60606

July 27, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Pamela Long

Re:	Actuant Corporation

Amendment No. 1 to

Registration Statement on Form S-4

File No. 333-182579

Dear Ms. Long:

Actuant Corporation (the “Company”) has filed Amendment No. 1 to the above referenced registration statement on Form S-4. This letter and Amendment No. 1 respond to your letter dated July 19, 2012 containing the Staff’s comments with respect to the Company’s initial S-4 filing. For your convenience, each of the Staff’s comments is reprinted in bold below.

General

1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company has provided the supplemental letter requested by the Staff under separate cover.

Exhibit Index, page II-1

2.	Please amend your registration statement to file the articles of incorporation and bylaws for each of the co-registrants as exhibits to the registration statement. Refer to Item 601(b)(3) of Regulation S-K.

The requested change has been made. Please see the Exhibit Index and Exhibits 3.3 through 3.38 filed with Amendment No. 1.

Please do not hesitate to contact me at (312) 984-7617 with any questions you may have.

Sincerely,

/s/ Eric Orsic

Eric Orsic